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                                                                   Exhibit 3.1.2


                                STATE OF DELAWARE

                           CERTIFICATE OF AMENDMENT OF

                          CERTIFICATE OF INCORPORATION


FIRST : That at a meeting of the Board of Directors of Unique Bagel Co., Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.


     The resolution setting forth the proposed amendment is as follows:


     RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:


"CTI Diversified Holdings, Inc.


SECOND: That thereafter, pursuant to a resolution of the corporation's Board of Directors, written consent of stockholders of said corporation in lieu of a meeting, in which 26,250,000 votes, representing 71.23% of the outstanding voting shares, approved of the amendment in accordance with Section 228(d) of the General Corporation Law of the State of Delaware.


THIRD: That said amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware.


FOURTH: That the capital of the said corporation shall not be reduced under or by reason of the said amendment.


                                                   BY: /s/ Rene Palsenberg
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